UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

DOUGLAS DYNAMICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34728	134275891
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

7777 N 73rd Street Milwaukee, Wisconsin	53223
(Address of Principal Executive Offices)	(Zip Code)

Robert McCormick Executive Vice President, Chief Financial Officer and Secretary	(414) 354-2310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products require conflict minerals for functionality or production. Conflict minerals are defined as columbite-tantalite, cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If any conflict minerals are necessary to the functionality or production of a product manufactured by a registrant, or contracted by the registrant to be manufactured, the Rule requires that the registrant conduct in good faith a reasonable country of origin inquiry (an “RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled and scrap sources.  Based on its RCOI, if the registrant has no reason to believe that its necessary conflict minerals may have originated in the Covered Countries, the registrant must submit a Form SD which describes the RCOI it undertook and the results of the inquiry.  The registrant also must disclose this information on its publicly available Internet website and, under a separate heading in its Form SD entitled “Conflict Minerals Disclosure,” provide a link to that website.

Consistent with the provisions of the Rule, neither this specialized disclosure report nor our RCOI has been audited by a third party.

1.                                      Company Overview

This report has been prepared by management of Douglas Dynamics, Inc. (the “Company,” “we,” “us,” or “our”). Except as otherwise expressly noted, the information in this report includes the activities of all majority-owned subsidiaries and any other entities that are required to be consolidated with us for financial reporting purposes. It does not include the activities of any entities that are not required to be consolidated.

The Company is North America’s premier manufacturer of vehicle attachments and equipment. The Douglas Dynamics portfolio includes snow and ice management attachments sold under the BLIZZARD®, FISHER®, SNOWEX® and WESTERN® brands, turf care equipment under the TURFEX® brand, and industrial maintenance equipment under the SWEEPEX® brand. On December 31, 2014, we completed our acquisition of Henderson Enterprises Group, Inc. (“Henderson”), providing us with Henderson’s diverse product portfolio including ice control equipment, snow plows, dump bodies, muni-bodies, and replacement parts.

Consistent with the instructions to Form SD, this specialized disclosure report excludes from its scope all products manufactured by Henderson or contracted by Henderson to be manufactured. We acquired Henderson on December 31, 2014 and, prior to the acquisition, Henderson was not obligated to provide a specialized disclosure report with respect to its use of 3TG.

We conducted an analysis of our products and found that 3TG may be found in a number of our products.  However, the amount and value of 3TG that may be in any given product is generally de minimis compared to size and value of the product as a whole.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

A.                                    Purpose

1.                                      This document sets forth the policy of Douglas Dynamics, Inc. (the “Company”) concerning the use of “conflict minerals,” defined as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are initially limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”), that originated in the Democratic Republic of Congo (“DRC”) or the adjoining countries (collectively, together with the DRC, the “Covered Countries”).

2.                                      The purposes of the policy are to provide clarity concerning the Company’s view of Conflict Minerals, ensure a consistent approach to Conflict Minerals and facilitate compliance with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the U.S. Securities and Exchange Commission thereunder mandating disclosure concerning Conflict Minerals (the “Conflict Mineral Disclosure Requirements”).

3.                                      This policy is not intended to ban completely procurement of Conflict Minerals or other products from Covered Countries, but to promote sourcing from responsible sources.

B.                                    Scope

This policy applies to the Company and its subsidiaries world-wide.

C.                                    Policy

In furtherance of the Company’s commitment to complying with the Conflict Mineral Disclosure Requirements, it is the policy of the Company to make reasonable efforts to:

1.                                      Identify all Conflict Minerals that are necessary to the functionality or production of products manufactured by the Company.

2.                                      Seek the cooperation of the Company’s suppliers in complying with the Conflict Mineral Disclosure Requirements and any related laws and rules by requesting that any suppliers whose materials supplied to the Company consist of, contain or use any Conflict Minerals (a) represent or warrant to the Company that such Conflict Minerals do not originate from the Covered Countries or (b) disclose to the Company the sources of Conflict Minerals used in such materials.

3.                                      Assist, upon request, the Company’s business partners in complying with their obligations under the Conflict Mineral Disclosure Requirements to the extent applicable.

4.                                      Limit, where practicable, the Company’s use of Conflict Minerals that are not “DRC conflict free” within the meaning of the Conflict Mineral Disclosure Requirements.

Our policy is publicly available on our website at http://ir.douglasdynamics.com/governance.cfm.

Conflict Minerals Determination

Through our RCOI process, described in greater detail below, we determined that we had no reason to believe that any of the 3TG necessary for the functionality or production of our products may have originated in any Covered Country during 2015, all within the meaning of the Rule.

2.                                      Reasonable Country of Origin Inquiry Process

2.1                               Design and Scope of RCOI

Our RCOI was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. In 2015, we conducted an internal diligence process to determine whether we had purchased 3TG in the components or materials supplied to us. Based on this process, our management concluded that the only 3TG included in our products was cassiterite.  Cassiterite, more commonly referred to as tin, is included in the electrical components of our snow and ice control equipment.  Based on this conclusion, to identify the sources of tin in our products, we compiled a list of suppliers from which we had purchased electrical components in the first six months of 2015, determining that, during that period, we had purchased 100% of our electrical components from 11 direct suppliers.  Due to the small number of direct suppliers from which we had potentially purchased material containing or using 3TG, we were able to contact all of them directly and did not rely on broader surveys of our suppliers.

We requested information from each of the identified suppliers using a template developed internally by our conflict minerals management team (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding the provision of materials to a company’s supply chain. The Template requested the supplier to certify whether materials supplied to us by the supplier contained or used 3TG and whether any 3TG contained or used in the materials originated from any Covered Country (based on procedures implemented by the supplier to identify the origin of materials produced with 3TG) or was from recycled or scrap sources.

2.2                               Management Systems

We have established the management systems described below to assist in our compliance with our obligations with respect to conflict minerals.

Conflict Minerals Policy

As described above, we have adopted a conflict minerals policy, which is posted on our website at http://ir.douglasdynamics.com/governance.cfm.

Internal Team

The Company has established an internal team relating to conflict minerals. The team is responsible for implementing our conflict minerals compliance strategy, is overseen by our Senior Manager of Compliance & Assistant Secretary and includes subject matter experts from relevant functions, such as supply chain. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

We do not typically have a direct relationship with 3TG smelters and refiners, so we generally rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers.  As described further below, we have actively engaged with and monitor our direct suppliers with respect to this issue. As we enter into new contracts, or our contracts renew, we intend to seek to add a clause requiring suppliers (1) not to sell us any products that contain 3TG from any Covered Country and (2) to provide commercially reasonable assistance to us in meeting our reporting obligations under the Dodd-Frank Act.  Because contracts with our suppliers are frequently in force for multiple years, we cannot unilaterally impose new contract terms and flow-down requirements and must wait until we enter into new contracts, or our contracts renew, to seek these additional clauses.

Grievance Mechanism

We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy.

Records Maintenance

We have retained all relevant documentation from our RCOI.

2.3                               Identification and Assessment of Risk in the Supply Chain

Because we interact primarily with our direct suppliers, and because of the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers. We have identified eight direct suppliers who supply to us materials or components that may contain 3TG. We rely on these suppliers to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely on information provided by their suppliers or on monitoring services to which they subscribe.

2.4                               Design and Implementation of a Strategy to Respond to Risks

We have developed a risk management plan through which our conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have contacted each supplier by phone, email or other writing.  We make available to our suppliers a copy of our conflict minerals policy and provide our contact information if suppliers have questions.  We answer all questions presented to us by suppliers requiring further clarification.  In 2015, we provided each supplier a copy of the Template to complete for purposes of conflict minerals tracking.  Furthermore, to the extent we needed clarification or additional information relating to specific responses to the Template, we would follow up as needed.

Based on our RCOI, we have no reason to believe any of our suppliers have supplied us with 3TG from sources that may support conflict in the DRC or any adjoining country.  If we had, we would intend to engage the supplier(s) at issue to establish alternative sources of 3TG that does not support such conflict.

3.                                      Reasonable Country of Origin Inquiry Results

Supplier Certifications

As described above, we requested information from each of the direct suppliers who were identified as supplying to us materials or components that may contain 3TG using the Template.  The Template asked each supplier to certify whether materials supplied to us by the supplier contained or used 3TG and whether any 3TG contained or used in the materials originated from any Covered Country (based on procedures implemented by the supplier to identify the origin of materials produced with 3TG) or was from recycled or scrap sources.

Supplier Responses

We received responses from 100% of the suppliers contacted indicating that any 3TG contained or used in materials they supplied to us did not originate from any Covered Country or that, to the best of their knowledge, the materials they supplied to us (1) did not contain or use any 3TG or (2) originated from recycled or scrap sources. We made follow-up inquiries to any supplier who did not respond fully to our initial contact, by phone and/or email. We reviewed the responses against criteria developed to determine whether further engagement with our suppliers was required. These criteria included untimely or incomplete responses as well as inconsistencies with the facts certified against the results of our own internal survey. We worked directly with suppliers whose initial responses met these criteria to provide revised responses.

Conclusions

After reviewing all of the responses, we determined that we had no reason to believe that any of the 3TG necessary for the functionality or production of our products may have originated in any Covered Country during 2015, all within the meaning of the Rule.

Because our RCOI allowed us to make this determination, we were not required to undertake due diligence procedures or comply with the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten.

4.                                      Steps to be Taken to Mitigate Risk

We intend to continue to implement the following measures to improve our conflict minerals program and further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

a.              Include a conflict minerals clause in new or renewed supplier contracts.

b.              Engage with suppliers and/or direct them to training resources to attempt to maintain a high response rate and improve the content of the supplier responses to our inquiries concerning 3TG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DOUGLAS DYNAMICS, INC.

	/s/ Robert McCormick	May 23, 2016
By	Robert McCormick	(Date)
Executive Vice President, Chief Financial Officer and Secretary